Via Facsimile and U.S. Mail
Mail Stop 4720

February 22, 2010

Mr. Thomas Kirk
President and Chief Executive Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center (Suite 1200)
Bethesda, MD 20814

Re: **Hanger Orthopedic Group, Inc.**
       Form 10-K for the Period Ended December 31, 2008
       Definitive Proxy Statement on Schedule 14A filed on April 6, 2009
       File No. 001-10670

Dear Mr. Kirk:

    We have reviewed your January 26, 2010 response to December 14, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Period Ended December 31, 2008

Consolidated Financial Statements
Note B – Significant Accounting Policies
Revenue Recognition, page F-12

   1. We acknowledge your response to prior comment one. Please revise your
      proposed disclosure to state, if true, that delivery of the device occurs after all
      associated services are performed. At a minimum, you should disclose that you
      have no further obligations to the patient upon delivery of an O&P device.

Definitive Proxy Statement filed April 6, 2009

Compensation Discussion and Analysis, page 7

2. We note your response to our prior comment 5 and your argument that the chief executive officer's actual recommendations to the compensation committee are not required to be disclosed under Item 402(b) of Regulation S-K. As we consider these recommendations a part of how the registrant determines the amount (and, where applicable, the formula) for each element to be paid, pursuant to Item 402(b)(1)(v), we believe this information should be disclosed. Please confirm that you will include in your 2010 proxy statement a discussion of the actual recommendations provided to the committee by the CEO for each named executive officer regarding base salaries, bonuses and any other compensation awarded.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comment one. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on comment two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant